Filed Pursuant to Rule 424(b)(4)
File No. 333-118241

Prospectus Supplement to Prospectus dated October 29, 2004.

5,000,000 Shares

Charlotte Russe Holding, Inc.

Common Stock

All of the shares of common stock in the offering are being sold by the selling stockholders identified in this prospectus supplement. Charlotte Russe Holding, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders but will receive approximately $1.96 million when the underwriters exercise certain warrants for shares of our common stock they will purchase from the selling stockholders. Charlotte Russe Holding, Inc. will pay all of the expenses of the offering, excluding underwriting discounts and commissions.

The common stock is listed on The Nasdaq Global Select Market under the symbol “CHIC.” The last reported sale price of the common stock on September 14, 2006 was $27.44 per share.

See “ Risk Factors” on page S-9 of this prospectus supplement to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$26.2500	$131,250,000
Underwriting discount	$1.1813	$5,906,500
Proceeds, before expenses, to the selling stockholders	$25.0687	$125,343,500

To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from the selling stockholders at the initial price to public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on September 20, 2006.

Goldman, Sachs & Co.

Deutsche Bank Securities

Wachovia Securities

Prospectus Supplement dated September 14, 2006.

Prospectus Supplement

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information, some of which may not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

References in this prospectus supplement to “we,” “us,” “our,” or the “Company” refer to Charlotte Russe Holding, Inc.

The stylized and non-stylized Charlotte Russe and Refuge trademarks referred to in this prospectus supplement are federally registered in the United States. These trademarks are the property of Charlotte Russe Holding, Inc. or its subsidiaries. The Rampage® trademark referred to in this prospectus supplement is federally registered in the United States and is used by Charlotte Russe under a license agreement with Rampage Licensing, LLC. All other trademarks or trade names referred to in this prospectus supplement are the property of their respective owners.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither we, the selling stockholders, nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement or the accompanying prospectus, or of any sale of our shares of common stock. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision.

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PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all the information that you should consider before purchasing shares in this offering. Before making an investment decision, you should read the entire prospectus supplement and the accompanying prospectus, including in particular the “Risk Factors” beginning on page S-9 of this prospectus supplement and our consolidated financial statements and notes to those consolidated financial statements incorporated into this prospectus supplement and the accompanying prospectus.

Charlotte Russe Holding, Inc.

General

We are a growing, mall-based specialty retailer of fashionable, value-priced apparel and accessories targeting young women in their teens and twenties. As of September 1, 2006, we operated a total of 371 Charlotte Russe stores throughout 43 states and Puerto Rico. Through our fashion content, merchandise mix, exciting store layout and design, and striking merchandise presentation, we project fashion attitudes that appeal to customers across age and socioeconomic boundaries, with a core emphasis on the fashion and lifestyle needs of young women. Our Charlotte Russe stores offer fashionable, affordable apparel and accessories that have been tested and accepted by the marketplace, thus appealing to women who prefer established fashion trends.

Our Charlotte Russe stores are located predominantly in high-visibility, center court mall locations in spaces that average approximately 7,100 square feet. Our stores are designed to create an environment in which it is exciting to shop and that accentuates the fashion, breadth and value of our merchandise selection.

Our broad assortment of merchandise is centered on styles that are affordable, feminine and reflect the latest fashion trends. Our breadth of merchandise enables our customers to assemble coordinated and complete outfits that satisfy many of their lifestyle needs. Our Charlotte Russe stores offer merchandise at value-oriented prices, generally below most of our direct mall-based competitors. We estimate that over 80% of our Charlotte Russe merchandise is sold under our proprietary Charlotte Russe labels. The remainder of our merchandise consists of nationally-recognized brands popular with our customers.

To focus on the growth of our core Charlotte Russe concept, we sold the leasehold interests, store fixtures and equipment associated with 43 Rampage store locations during the fourth quarter of fiscal 2006. Of the remaining 21 Rampage stores in operation as of June 24, 2006, we are converting four stores into Charlotte Russe locations and returning 13 properties back to the respective landlords, three of which have been converted and 12 of which have been returned as of September 1, 2006. We expect the remaining four stores will be returned to their respective landlords, sold or reach their lease expiration within the coming year.

We are a growing national specialty retailer.

Based on our successful track record, favorable demographic trends and a solid infrastructure, we believe we are positioned for continued growth over the next several years. We plan to continue to open new Charlotte Russe stores at a measured rate, including a total of 40 new Charlotte Russe locations in fiscal year 2006 and over 50 new Charlotte Russe locations in fiscal year 2007. We expect to open these new stores in existing markets as well as in markets in which we currently do not have a presence.

Our business strategy differentiates us from our competitors.

The elements of our business strategy combine to create a merchandise assortment that appeals to consumers from a broad range of socioeconomic, demographic and cultural profiles and that differentiates us from our competitors. We believe this broad consumer appeal, coupled with our new store cash returns on net investment, creates a highly portable store concept and a significant opportunity for growth. The principal elements of our business strategy include the following:

Offer Consistent Value Pricing.    We offer a broad assortment of fashionable, quality merchandise at prices generally below most of our mall-based specialty retail competitors. Because our prices are affordable and our merchandise quality is comparable to higher priced specialty retailers and department stores, we create a strong perception of value that we believe has enabled us to build a broad and loyal base of customers.

Maintain Distinct Brand Image.    We have created a focused and differentiated brand image based on fashion attitude, value pricing and quality. This image is consistently communicated through all aspects of our business, including merchandise assortments, in-store visual merchandising and marketing materials. We also enhance brand recognition by offering approximately 80% of our Charlotte Russe merchandise under our proprietary Charlotte Russe labels. We believe that our established brand provides opportunities for expansion of our current merchandise categories and entry into new product categories.

Target a Highly Desirable Market.    Our Charlotte Russe stores target young women in their teens and twenties, a large and growing demographic. The late teenage and early twenties population is expected to grow from 2006 to 2010 at a rate faster than that of the overall United States population according to the United States Census Bureau.

Offer Broad, Exciting Merchandise Assortment.    Our merchandising strategy is founded on offering a broad assortment of apparel and accessories that conveys a consistent fashion attitude. Our merchandise includes ready-to-wear apparel such as knit and woven tops, dresses, shorts, pants and skirts, as well as accessories such as shoes, handbags and jewelry that enable our customers to create distinct ensembles complemented by color coordinated and fashion-forward items. Our merchandise assortment is voguish enough to attract teenage customers and yet stylish enough to retain those women as they mature into young adults. We maintain a fresh and exciting shopping environment by frequently introducing new merchandise into our stores and by regularly updating our merchandise displays. In addition, our stores provide a comfortable and spacious environment that accentuates the breadth of our merchandise offerings.

Capitalize on Strong Store Economics.    Based on our experience with store openings, we target an average net investment to open a new store of approximately $350,000, which includes capital expenditures, net of landlord contributions, and initial inventory, net of payables. We target average first year net sales of approximately $1.6 million and store-level operating cash flow of approximately $280,000, representing a cash return on net investment of approximately 80%. We believe that on average we achieve a cash return on net investment that is higher than this target level.

Leverage Highly Experienced Management Team.    We believe our management is positioned to capitalize on the strong economics of the Charlotte Russe concept and to successfully execute our national expansion program. Our four executive officers and our Chairman of the Board have an average of more than 25 years of retailing experience, including experience with national retailers such as Contempo Casuals, Guess?, Pacific Sunwear, Claire’s Stores, The Gap, Macy’s, Target, Gymboree and Price Club. In addition, our ten Vice Presidents average over 21 years of retailing experience, and our total of 15 executives have been with us for an average of approximately nine years.

Actively Manage Inventory.    We deal primarily with domestic vendors, which in our experience has generally resulted in short lead times of four to six weeks. These short lead times, together with our ability to monitor store sales on a daily and weekly basis, permit us to quickly react to sell-through trends and fashion preferences and utilize our test-and-reorder strategy. We manage inventory levels through the rapid replenishment of high-volume items. We have one of the higher inventory turn rates in the industry, and we believe that our approach to managing our merchandise mix has contributed to strong merchandise gross margins.

Our target customers are young, fashion-conscious women.

We target young, fashion-conscious women. Our Charlotte Russe customer is a woman who desires established trends at substantial value. She is a hip teenager seeking the current fashion trends, as well as the fashionable working woman looking for career dressing. Regardless of her age, the Charlotte Russe customer is feminine and body conscious.

Our visual merchandising strengthens our brand name and creates an exciting shopping environment.

Our merchandising presentation communicates a clear fashion point-of-view to our customers and encourages the purchase of coordinated outfits. We rely on exciting in-store graphics and window displays to convey our fashion-forward orientation. We generally group our apparel merchandise by fashion casual, wear-to-work and going-out lifestyles, and we feature a “trend zone” at the front of our stores that promotes our freshest fashion offerings. Our offerings are complemented with lingerie, shoes and other accessories. Our visual merchandising team for the Charlotte Russe stores also makes use of body forms in store windows as well as on the selling floor to enhance our merchandise presentation.

We manage our inventory through merchandise planning and allocation.

Our merchandise planning and allocation team works closely with our merchants and store personnel to meet the requirements of individual stores for appropriate merchandise in sufficient quantities. This team is also responsible for managing inventory levels, allocating merchandise to stores and replenishing inventory based upon information generated by our management information systems. Our planning department allocates merchandise for new store openings based on estimated units per square foot, and all new stores are fully stocked prior to opening.

We distribute merchandise through our modern facilities.

Our merchandise is distributed through two modern distribution facilities: our 265,000 square foot distribution facility in Ontario, California, which we opened in April 2002, and our 125,000 square foot distribution facility (which includes our corporate offices) in San Diego, California, which we opened in April 1998. Both of these facilities use automated systems for sorting apparel by store and facilitating packaging for display in our stores. In addition, our Ontario facility also uses an automated system for sorting accessories by store. We estimate that we have the distribution capacity to service our current goal of operating at least 600 Charlotte Russe stores.

We seek to locate our stores in large, commanding spaces in high traffic areas of strong regional malls.

Our Charlotte Russe stores, which average approximately 7,100 square feet, provide a comfortable and spacious shopping environment that accentuates the breadth of our merchandise offering. The target square footage for each of our new Charlotte Russe stores is 6,500 to 7,000. To distinguish our stores, we also seek prominent center court locations with distinctive architectural features, such as high angled ceilings, which our store designers and visual merchandisers can use to create striking displays, facades and entrances. We believe that specialized store design features, including hardwood floors, bright store lighting systems and detailed features, help create a differentiated store environment unique to young women apparel retailers in the mall. We have historically been able to locate and profitably operate our stores in a variety of malls catering to different socioeconomic, demographic and cultural profiles.

We seek to identify favorable store locations in existing or new markets with criteria that include:

•	a careful assessment of mall traffic;

•	the performance of other retailers within the mall and in particular those serving our target customers;

•	the proposed location within the mall;

•	population and demographic characteristics of the area; and

•	projected profitability and cash return on investment.

Immediately after site approval, we simultaneously negotiate lease terms and begin planning the store layout and design. We typically open a new store within three months after lease execution and delivery of space. We also continually evaluate our stores to assess the need for remodeling or possible closure based on economic factors.

We continually invest in and upgrade our information technology systems.

We are committed to investing in and continually upgrading our information technology systems, as we believe those systems are critical to implementing our expansion strategy in an efficient manner and to maintaining a competitive industry position. Our information technology systems address an array of operations information, including among other things, our stock keeping unit and classification inventory tracking, purchase order management, merchandise distribution, automated ticket making, general ledger, sales audit, accounts payable, fixed asset management, payroll, integrated financials and point-of-sale information. During 2004, we implemented a new inventory software system that became operational for our Charlotte Russe stores during fiscal 2005. We are currently piloting a new point-of-sale register system with chain-wide rollout expected to begin in fiscal 2007.

Our intellectual property is important to our success.

We believe that our trademarks are important to our success. Our Charlotte Russe and Refuge trademarks are registered with the United States Patent and Trademark Office.

Corporate Information

Our principal executive offices are located at 4645 Morena Boulevard, San Diego, California 92117. Our telephone number is (858) 587-1500. We were founded in 1975 and incorporated in 1996 under Delaware law. Our website is http://www.charlotte-russe.com. We have not incorporated by reference into this prospectus supplement or the accompanying prospectus the information in, or that can be accessed through, our website, and you should not consider it to be a part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered	5,000,000 shares

Common stock to be outstanding after this offering	24,873,450 shares

Over-allotment option	750,000 shares

Use of proceeds	The proceeds from the sale of shares of our common stock offered pursuant to this prospectus supplement are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders. We will receive approximately $1.96 million when the underwriters exercise certain warrants they will purchase from the selling stockholders.

Risk Factors	See “Risk Factors” on page S-9 of this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Nasdaq Global Select Market symbol	CHIC

The common stock offered in this offering consists of 3,034,560 shares being offered by the selling stockholders and 1,965,440 shares to be issued upon exercise by the underwriters of warrants now held by the selling stockholders. The underwriters will purchase the warrants from the selling stockholders, pay us the exercise price specified in the warrants to obtain these shares and sell the shares in this offering. The number of shares to be outstanding after this offering is based on 22,908,010 shares outstanding as of September 1, 2006, includes the shares to be issued upon exercise of the warrants and excludes:

•	1,284,800 shares of common stock issuable upon the exercise of stock options outstanding under our equity incentive plans at a weighted average exercise price of $15.36 per share and 1,239,200 additional shares of common stock reserved for issuance under our equity incentive plans; and

•	195,570 shares of common stock reserved for future issuance under our 1999 Employee Stock Purchase Plan.

Unless otherwise indicated, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Recent Developments

During fiscal 2005 and 2006, we embarked on a brand repositioning effort with respect to our Rampage stores to more appropriately reposition the Rampage business as a cost-effective alternative for young women seeking contemporary fashion offerings. Although some success was achieved with improving average store sales volumes, the business continued to generate operating losses during this period.

As of the end of the second quarter of fiscal 2006, we recorded a $22.5 million pre-tax and non-cash impairment charge to write down substantially all of the carrying value of the Rampage long-lived assets, and we began a process of exploring alternative strategic directions for the Rampage business. That review culminated in an announcement on June 29, 2006 that we had entered into an agreement to sell the leasehold interests, store fixtures and equipment for 44 Rampage store locations, subject to and contingent upon the satisfaction of certain conditions including receipt of landlord consents with respect to each store.

During the fourth quarter of fiscal 2006, we sold the leasehold interests, store fixtures and equipment associated with 43 Rampage store locations for $13.6 million. In light of our previous asset write down, we expect to record a gain from this transaction and to realize an associated reduction in our accrued deferred rent liabilities in the fourth quarter of fiscal 2006. Of the remaining 21 Rampage stores in operation as of June 24, 2006, we are converting four stores into Charlotte Russe locations and returning 13 properties back to the respective landlords, three of which have been converted and 12 of which have been returned as of September 1, 2006. We expect the remaining four stores will be returned to their respective landlords, sold or reach their lease expiration within the coming year.

All but seven of our Rampage stores met the criteria set forth in Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” for classification of being held for sale as of the end of the third quarter of fiscal 2006. This group of assets was deemed to represent a component of the Company for accounting purposes, and our financial statements have been reclassified to reflect them as discontinued operations. We expect to classify the operations of the remaining seven stores as discontinued operations when such locations are converted to use by our Charlotte Russe business or abandoned in the fourth quarter of fiscal 2006. At that time, the financial statements for previously reported periods also will be reclassified to take these seven stores into account.

The following unaudited consolidated statements of income and consolidated condensed balance sheets set forth quarterly financial data for fiscal years 2004, 2005 and the first three quarters of 2006, in each case reclassified to reflect all but seven of the Rampage stores as discontinued operations.

Charlotte Russe Holding, Inc.

Consolidated Statements of Income

(amounts in 000’s, except per share data)

(unaudited)

	FISCAL 2004					FISCAL 2005					FISCAL 2006
	1st Quarter (12/03)	2nd Quarter (3/04)	3rd Quarter (6/04)	4th Quarter (9/04)	Fiscal Year	1st Quarter (12/04)	2nd Quarter (3/05)	3rd Quarter (6/05)	4th Quarter (9/05)	Fiscal Year	1st Quarter (12/05)	2nd Quarter (3/06)	3rd Quarter (6/06)	Fiscal Year to Date (39 weeks)
Net sales	$125,094	$99,185	$112,620	$120,058	$456,957	$130,255	$108,710	$123,268	$156,803	$519,036	$180,430	$155,263	$162,618	$498,311
Cost of goods sold	91,346	76,888	80,008	86,234	334,476	96,307	83,028	91,814	113,713	384,862	132,026	115,790	117,304	365,120

Gross profit	33,748	22,297	32,612	33,824	122,481	33,948	25,682	31,454	43,090	134,174	48,404	39,473	45,314	133,191
Selling, general & administrative expenses	24,333	21,281	23,473	26,060	95,147	26,994	24,979	26,192	31,187	109,352	33,972	31,410	31,279	96,661

Operating income	9,415	1,016	9,139	7,764	27,334	6,954	703	5,262	11,903	24,822	14,432	8,063	14,035	36,530
Interest income, net	37	81	81	104	303	123	226	218	301	868	353	594	699	1,646
Other charges	(75)	(74)	(64)	(62)	(275)	(64)	(61)	(74)	(62)	(261)	(63)	(67)	(62)	(192)

Income from continuing operations before income taxes	9,377	1,023	9,156	7,806	27,362	7,013	868	5,406	12,142	25,429	14,722	8,590	14,672	37,984
Income tax expense	3,657	399	3,571	3,044	10,671	2,735	339	1,909	4,604	9,587	5,845	3,410	5,825	15,080

Net income from continuing operations	5,720	624	5,585	4,762	16,691	4,278	529	3,497	7,538	15,842	8,877	5,180	8,847	22,904
Discontinued operations:
Profit (loss) from operations, net of tax	760	(548)	(161)	(1,658)	(1,607)	(2,116)	(1,291)	(183)	(1,451)	(5,041)	(1,818)	(3,194)	(2,969)	(7,981)
Impairment charges, net of tax	0	0	0	0	0	0	0	0	0	0	0	(13,567)	0	(13,567)

Net income (loss)	$6,480	$76	$5,424	$3,104	$15,084	$2,162	$(762)	$3,314	$6,087	$10,801	$7,059	$(11,581)	$5,878	$1,356

Earnings (loss) per diluted share	$0.27	$0.00	$0.23	$0.13	$0.63	$0.09	$(0.03)	$0.14	$0.25	$0.45	$0.29	$(0.47)	$0.24	$0.06

Shares used in calculation	23,753	23,900	24,082	24,180	23,993	24,013	23,986	24,053	24,197	24,062	24,468	24,630	24,788	24,640
EPS breakdown:
Continuing operations	$0.24	$0.03	$0.23	$0.20	$0.70	$0.18	$0.02	$0.15	$0.31	$0.66	$0.36	$0.21	$0.36	$0.93

Discontinued operations	$0.03	$(0.03)	$(0.00)	$(0.07)	$(0.07)	$(0.09)	$(0.05)	$(0.01)	$(0.06)	$(0.21)	$(0.07)	$(0.68)	$(0.12)	$(0.87)

Charlotte Russe Holding, Inc.

Consolidated Condensed Balance Sheets

(amounts in 000’s)

(unaudited)

	FISCAL 2004				FISCAL 2005				FISCAL 2006
	1st Quarter (12/03)	2nd Quarter (3/04)	3rd Quarter (6/04)	Fiscal Year-end (9/04)	1st Quarter (12/04)	2nd Quarter (3/05)	3rd Quarter (6/05)	Fiscal Year-end (9/05)	1st Quarter (12/05)	2nd Quarter (3/06)	3rd Quarter (6/06)
ASSETS
Cash & cash equivalents	$39,805	$40,920	$40,151	$30,658	$41,735	$39,814	$33,711	$33,636	$59,986	$52,588	$65,537
Inventory	28,199	30,907	30,463	39,918	31,005	36,370	43,774	46,123	42,244	49,564	52,693
Other current assets	4,397	2,768	4,129	7,605	7,779	7,521	5,983	11,091	7,963	6,173	6,419
Deferred tax assets	5,300	5,800	6,000	6,300	6,300	6,700	6,900	7,450	7,800	16,400	15,700
Current assets—discontinued operations	6,419	6,924	9,372	9,707	7,912	8,329	10,021	12,021	9,670	7,033	2,852

Total current assets	84,120	87,319	90,115	94,188	94,731	98,734	100,389	110,321	127,663	131,758	143,201
Fixed assets, net	143,676	142,071	142,080	151,735	151,573	151,558	159,965	166,849	169,401	162,890	163,454
Goodwill	28,790	28,790	28,790	28,790	28,790	28,790	28,790	28,790	28,790	28,790	28,790
Other assets	394	968	1,050	314	320	319	269	592	525	540	529
Long-term assets—discontinued operations	25,503	24,925	25,686	26,653	26,189	25,104	23,959	22,584	21,945	0	0

Total assets	$282,483	$284,073	$287,721	$301,680	$301,603	$304,505	$313,372	$329,136	$348,324	$323,978	$335,974

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities—
Accounts payable, trade	$17,117	$25,490	$22,945	$22,139	$17,412	$26,200	$25,117	$28,077	$23,602	$28,225	$27,003
Accounts payable, other	5,383	2,615	2,027	8,750	5,122	3,260	6,539	6,777	8,312	5,102	6,019
Accrued payroll and related expense	5,325	4,125	5,303	3,787	4,997	3,031	4,614	3,220	6,686	4,512	6,475
Income and sales taxes payable	7,213	3,615	2,061	1,971	3,622	2,430	2,477	3,096	7,175	3,005	4,307
Other current liabilities	12,656	9,356	9,726	9,370	13,101	9,370	9,415	10,026	15,965	8,491	8,146
Current liabilities—discontinued operations	5,017	6,906	7,306	5,080	4,768	6,555	7,205	7,457	5,193	4,577	15,326

Total current liabilities	52,711	52,107	49,368	51,097	49,022	50,846	55,367	58,653	66,933	53,912	67,276
Deferred rent	74,905	75,814	75,738	80,082	79,638	81,308	84,726	91,853	93,498	91,651	92,514
Other liabilities	319	317	43	44	44	43	44	44	44	44	44
Deferred tax liabilities	2,100	2,800	2,800	3,700	4,000	4,200	2,100	1,440	1,300	1,790	1,060
Long-term liabilities—discontinued operations	9,835	9,884	10,630	11,144	11,057	10,808	10,366	10,036	9,760	9,486	0

Total liabilities	139,870	140,922	138,579	146,067	143,761	147,205	152,603	162,026	171,535	156,883	160,894
Total stockholders’ equity	142,613	143,151	149,142	155,613	157,842	157,300	160,769	167,110	176,789	167,095	175,080

Total liabilities and stockholders’ equity	$282,483	$284,073	$287,721	$301,680	$301,603	$304,505	$313,372	$329,136	$348,324	$323,978	$335,974

RISK FACTORS

An investment in our common stock is risky. Prior to making a decision about investing in our common stock, you should carefully consider the specific risks discussed under “Risk Factors” in this prospectus supplement, together with all of the other information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference in the accompanying prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that currently do not appear material to us, may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of the common stock being offered by this prospectus supplement and the accompanying prospectus could decline, and you might lose all or part of your investment.

Our success depends on our ability to identify and rapidly respond to consumer fashion tastes.

The fashion retail industry is subject to rapidly evolving fashion trends and shifting consumer demands. Accordingly, our success is heavily dependent both on the priority our target customers place on fashion and on our ability to anticipate, identify and capitalize upon emerging fashion trends in a timely manner. Current fashion tastes place significant emphasis on a fashionable look. In the past this emphasis has increased and decreased through fashion cycles and decreased emphasis has adversely affected our results. If we do not anticipate, identify or react appropriately and timely to changes in styles, trends, desired images or brand preferences, it may lead to, among other things, excess inventories and higher markdowns, as well as decreased appeal of our Charlotte Russe brand.

We intend to continue to open new stores, which could strain our resources and cause us to operate our business less effectively.

Our growth will largely depend on successfully opening and operating new stores. During fiscal 2005, we opened 48 new Charlotte Russe stores, representing a 16.3% net increase from the number of Charlotte Russe stores open at the end of fiscal 2004. During the nine months ended June 24, 2006, we opened 21 new Charlotte Russe stores, and we plan to open an additional 19 new Charlotte Russe stores during the fourth quarter of fiscal 2006. These 40 new stores would represent an increase of 11.7% from the number of Charlotte Russe stores open at the end of fiscal 2005. We intend to continue to increase our number of Charlotte Russe stores for at least the next several years.

In order to support our planned expansion we will need to continually monitor and upgrade our management information and other systems. This expansion also will place increased demand on our managerial, operational, and administrative resources. These increased demands and operating complexities could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our individual stores and our company as a whole and slow our new store growth.

Our planned expansion involves a number of risks that could prevent or delay the successful opening of new stores as well as impact the performance of our existing stores.

Our ability to open and operate new stores successfully depends on many factors, including, among others, our ability to:

•	identify suitable store locations, the availability of which is outside of our control;

•	negotiate acceptable lease terms, including desired tenant improvement allowances;

•	source sufficient levels of inventory to meet the needs of new stores;

•	hire, train and retain store personnel;

•	successfully integrate new stores into our existing operations; and

•	identify and satisfy the fashion preferences of new geographic areas.

In addition, some of our new stores will be opened in regions of the United States in which we currently have few or no stores. The expansion into new markets may present competitive, merchandising and distribution challenges that are different from those currently encountered in our existing markets. Any of these challenges could adversely affect our business and results of operations. In addition, to the extent our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets.

We may be liable for any defaults with respect to the leases for our recently disposed Rampage stores.

We recently sold the leasehold interests, store fixtures and equipment for 43 Rampage store locations to Forever 21 Retail, Inc., and Forever 21, Inc., the parent company of Forever 21 Retail, guaranteed Forever 21 Retail’s obligations under the leases that it assumed in connection with the transaction. In the event Forever 21 Retail or Forever 21 defaults on their obligations under certain of these leases or the guarantee, we may be liable for any damages or costs associated with such a default, which could adversely impact our future results.

A decline in general economic conditions may lead to reduced consumer demand for our apparel and accessories.

Consumer spending habits, including spending for the fashionable apparel and related accessories that we sell, are affected by, among other things, prevailing economic conditions, levels of employment, salaries and wage rates, consumer confidence, consumer perception of economic conditions and the potential impact of higher gasoline prices on consumer spending. A general slowdown in the United States economy and an uncertain economic outlook could adversely affect consumer spending habits and mall traffic, which could result in lower net sales than expected and could cause us to slow our expansion plans.

Our stores are heavily dependent on the customer traffic generated by shopping malls.

Most of our store locations are not sufficiently concentrated to make significant marketing expenditures cost effective. As a result, we depend heavily on locating our stores in prominent locations within successful shopping malls in order to generate customer traffic. We cannot control the development of new shopping malls, the availability or cost of appropriate locations within existing or new shopping malls or the success of individual shopping malls.

Our market share may be adversely impacted at any time by a significant number of competitors.

We operate in a highly competitive environment characterized by low barriers to entry. We compete against a diverse group of retailers, including national and local specialty retail stores, regional retail chains, traditional department stores and, to a lesser extent, mass merchandisers. Our market share and results of operations may be adversely impacted by this significant number of competitors. Many of our competitors also are larger and have substantially greater resources than we do.

We rely on our good relationships with vendors to implement our business strategy successfully.

Our business is dependent on continued good relations with our vendors. In particular, we believe that we generally are able to obtain attractive pricing and other terms from vendors because we are perceived as a desirable customer. Our merchandise strategy also relies in large part on our ability to obtain much of our merchandise from our vendors within four to six weeks from the date of order. Our failure to maintain good relations with our vendors could increase our exposure to changing fashion cycles, which may in turn lead to increased inventory markdown rates.

Certain members of our senior management team have limited tenure with us.

Our business requires disciplined execution at all levels of our organization in order to timely deliver and display fashionable merchandise in appropriate quantities in our stores. This execution requires experienced and talented management. If we fail to attract, motivate and retain qualified and talented key personnel, it may adversely affect our business and inhibit our plans for future growth.

During the past year, we hired a Senior Vice President for Real Estate and Construction, Vice President of Stores, Vice President of Information Technology and Vice President of Importing. Although these individuals have significant experience in these and similar roles with other apparel retailers, they have limited tenure with our company.

If at any time our comparable store sales and quarterly results of operations decline or do not meet the expectations of research analysts, the price of our common stock could decline substantially.

Our quarterly results of operations for our individual stores have fluctuated in the past and can be expected to continue to fluctuate in the future. For instance, our quarterly comparable store sales percentages for the Charlotte Russe stores have ranged as high as positive 21.0% and as low as negative 6.6% over the last eight fiscal quarters. Our net sales and operating results are typically lower in the second quarter of our fiscal year due to the traditional retail slowdown immediately following the winter holiday season. Our comparable store sales and quarterly results of operations are affected by a variety of factors, including:

•	the timing of new store openings and the relative proportion of new stores to mature stores;

•	fashion trends;

•	calendar shifts of holiday or seasonal periods;

•	our ability to maintain appropriate inventory levels;

•	changes in our merchandise mix;

•	timing of promotional events;

•	general economic conditions and, in particular, the retail sales environment;

•	actions by competitors or mall anchor tenants;

•	weather conditions; and

•	the level of pre-opening expenses associated with new stores.

The failure to efficiently complete the planned replacement of certain of our technology and information systems could negatively impact our business.

The efficient operation of our business is heavily dependent on information systems. In particular, we rely upon technology and information systems for inventory control and other critical information.

We periodically review, improve and, under certain circumstances, replace information systems to provide enhanced support to all operating areas. If such upgrades and enhancements are not successfully implemented, then the current systems may not be able to continue to adequately support our information requirements.

Our operations, as well as a substantial number of our stores, are concentrated in the Southwest and other heavily populated regional areas, which makes us susceptible to adverse conditions in these regions.

Our headquarters and distribution centers are located in California, and a substantial number of our stores are located in California, Florida and Texas. As a result, our business may be more susceptible to regional factors than the operations of more geographically diversified competitors. These factors include, among others, economic and weather conditions, demographic and population changes, and fashion tastes. Further, a natural disaster or other catastrophic event, such as an earthquake affecting southern California, or hurricanes affecting the Southeastern states and Texas, could significantly disrupt our operations.

The loss of, or disruption of operations in, either of our two distribution centers could negatively impact our business.

Our merchandise is distributed through two modern facilities that use automated systems for sorting apparel and shipping merchandise. We depend on the orderly operation of our facilities and distribution processes, as well as sufficient shipping resources. Disruptions in these operations due to fire, earthquake or other catastrophic events, employee matters (including work stoppages), shipping problems or other events could result in delays in the delivery of merchandise to our stores.

The effects of war or acts of terrorism could adversely affect our business.

The continued threat of terrorism, heightened security measures and military action in response to an act of terrorism has disrupted commerce and has intensified the uncertainty of the United States economy. Any further acts of terrorism, particularly directed at malls, or new or extended hostilities may disrupt commerce and undermine consumer confidence, which could negatively impact our sales by causing mall traffic or consumer spending to decline.

Our business could be adversely impacted by unfavorable international conditions.

We receive apparel and other merchandise from foreign sources, both purchased directly in foreign markets and indirectly through domestic vendors with foreign sources. To the extent that any of our vendors are located overseas or rely on overseas sources for a large portion of their products, any event causing a disruption of imports, including the imposition of import restrictions, could harm our ability to source product. This disruption could materially limit the merchandise that we would have available for sale and reduce our revenues and earnings. The flow of merchandise from our vendors could also be adversely affected by financial or political instability, or war, in or affecting any of the countries in which the goods we purchase are manufactured or through which they flow. Trade restrictions in the form of tariffs or quotas, or both, that are applicable to the products that we sell also could affect the import of those products and could increase the cost and reduce the supply of products available to us. Any material increase in tariff levels, or any material decrease in quota levels or available quota allocation, could negatively impact our business. Further, changes in tariffs or quotas for merchandise imported from individual foreign countries could lead us to shift our sources of supply among various countries. Any shift we might undertake in the future could result in a disruption of our sources of supply and lead to a reduction in our revenues and earnings. Supply chain security initiatives undertaken by the United States government that impede the normal flow of product could also negatively impact our business.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents that we have filed with the Securities and Exchange Commission, or SEC, that are incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements and financial discussion and analysis contained in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on our current beliefs as well as assumptions made by us and information currently available to us. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation: the risks described under the heading “Risk Factors” beginning on page S-9 of this prospectus supplement; changes in consumer demand; changes in consumer fashion taste; and changes in business strategies and decisions. The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this prospectus supplement or the accompanying prospectus, are expressly qualified in their entirety by the foregoing cautionary statements. Except as required under the federal securities laws and rules and regulations of the SEC, we undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

All of the shares of common stock offered pursuant to this prospectus supplement will be sold by the selling stockholders for their respective accounts. We will not receive any proceeds from the sale of shares by the selling stockholders. We will receive approximately $1.96 million when the underwriters exercise certain warrants for shares of our common stock they will purchase from the selling stockholders. We will pay all of the expenses of the offering, excluding underwriting discounts and commissions.

MARKET PRICE OF COMMON STOCK

Our common stock is traded on The Nasdaq Global Select Market under the symbol “CHIC.” The following table sets forth, for the periods indicated, the reported high and low sales prices per share of our common stock on The Nasdaq Global Select Market:

	High	Low
Fiscal year ended September 25, 2004
First quarter	$15.45	$9.18
Second quarter	18.97	12.07
Third quarter	21.94	15.64
Fourth quarter	22.24	10.77

Fiscal year ended September 24, 2005
First quarter	14.35	8.84
Second quarter	12.87	9.13
Third quarter	13.49	10.23
Fourth quarter	15.21	12.08

Fiscal year ending September 30, 2006
First quarter	20.37	12.95
Second quarter	22.49	15.28
Third quarter	23.41	18.50
Fourth quarter (through September 14, 2006)	28.08	20.76

The reported last sale price of our common stock on The Nasdaq Global Select Market on September 14, 2006 was $27.44. As of September 1, 2006, there were 20 stockholders of record of our common stock.

SELLING STOCKHOLDERS

The following table sets forth certain information, as of September 1, 2006, with respect to each of the selling stockholders and their beneficial ownership of our common stock prior to and after the sale of the shares of common stock and gives effect to the exercise by the underwriters of warrants for the purchase of 1,965,440 of the shares of common stock included in this offering. The underwriters will purchase the warrants from the selling stockholders, pay us the exercise price specified in the warrants and sell the shares obtained upon exercise in this offering. The number and percentage of our shares of common stock beneficially owned by the selling stockholders after the offering assumes that each selling stockholder sold all of the shares offered by this prospectus. As of September 1, 2006, there were 22,908,010 shares of outstanding common stock. The information with respect to beneficial ownership has been furnished solely by each of the respective selling stockholders.

The number of shares beneficially owned by each selling stockholder is determined in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock with respect to which each selling stockholder has sole or shared voting of investment power and any shares of common stock that such selling stockholder has the right to acquire within 60 days after September 1, 2006 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the SEC, that only the person or entity whose ownership is being reported has converted options and warrants into shares of common stock.

Unless otherwise indicated, to our knowledge, each selling stockholder named in the table has sole voting and investment power with respect to its beneficially owned shares of common stock.

One of our directors, Mr. Allan Karp, is a member of Saunders Karp & Megrue Partners, LLC, which is an affiliate of the selling stockholders.

Name of Selling Stockholder	Beneficial Ownership Prior to Offering(1)		Shares Being Offered(1)	Beneficial Ownership After Offering		Over- allotment Shares Being Offered	Beneficial Ownership After Over-allotment
	Shares	Percent		Shares	Percent		Shares	Percent
SK Equity Fund, L.P.	7,606,187	30.6%	4,948,487	2,657,700	10.7%	740,723	1,916,977	7.7%
SK Investment Fund, L.P.	79,082	*	51,513	27,569	*	9,277	18,292	*

*	Less than 1%
(1)	These shares include (a) 1,946,030 shares of common stock which may be acquired by SK Equity Fund, L.P. pursuant to the exercise of warrants and (b) 19,410 shares of common stock which may be acquired by SK Investment Fund, L.P. pursuant to the exercise of warrants. SKM Partners, L.P. is the general partner of each of SK Equity Fund, L.P. and SK Investment Fund, L.P. Saunders Karp & Megrue Partners, LLC serves as the general partner of SKM Partners, L.P. An affiliate of these funds provides us with financial advisory services. The address for each of these entities is Citigroup Center, 153 East 53rd Street, New York, New York 10022.

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the shares together with warrants to purchase shares in the respective amounts indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	3,000,000
Deutsche Bank Securities Inc.	1,000,000
Wachovia Capital Markets, LLC	1,000,000

Total	5,000,000

The underwriting agreement provides that the underwriters will purchase warrants exercisable for 1,965,440 shares, now held by the selling stockholders. All of these warrants will be purchased by the underwriters for a price per share equal to the total price to public shown on the cover page of this prospectus supplement, less the total underwriting discounts and commissions per share shown on the cover page of this prospectus supplement, less the exercise price per share of the warrants. The underwriters will exercise the warrants immediately upon the purchase of the warrants and pay us the exercise price in cash. The shares received by the underwriters upon exercise of the warrants will be sold in this offering.

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 750,000 additional shares.

	No Exercise	Full Exercise
Per Share	$1.1813	$1.1813
Total	$5,906,500	$6,792,475

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.7087 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, the selling stockholders and one of our directors who is affiliated with the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representative. Our remaining directors and our executive officers have agreed to be similarly restricted through the date 45 days after the date of this prospectus supplement.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d)	in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (FSMA)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $325,000, all of which will be paid by us.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

We file Annual, Quarterly and Current Reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3, as amended, to register the securities being offered in this prospectus supplement. This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. For further information about us or the selling stockholders and the shares of common stock offered in this prospectus supplement, you should refer to the registration statement and its exhibits.

Our Annual Reports on Form 10-K, along with all other reports and amendments we file with or furnish to the SEC, are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. Our website is located at http://www.charlotte-russe.com. The information on our website is not part of this or any other report we file with, or furnish to, the SEC. The SEC maintains an Internet site located at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may also read and copy any documents we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are incorporating by reference in this prospectus supplement the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We are incorporating by reference our documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement until all of the securities offered under this prospectus supplement are sold:

•	Our Annual Report on Form 10-K for the fiscal year ended September 24, 2005;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended December 24, 2005, March 25, 2006 and June 24, 2006;

•	Our proxy statement on Schedule 14-A filed with the SEC on January 3, 2006;

•	Our Current Reports on Form 8-K filed with the SEC on October 21, 2005, November 4, 2005, February 9, 2006, July 6, 2006 and September 14, 2006; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on October 15, 1999, including any amendment or report filed for the purpose of updating such description.

We will provide a copy of these filings at no cost, upon your request, by writing or telephoning us at the following address:

Charlotte Russe Holding, Inc.

4645 Morena Boulevard

San Diego, California 92117

(858) 587-1500

Attn: Chief Financial Officer

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed on for us by Cooley Godward LLP, San Diego, California, and for the underwriters by DLA Piper US LLP, San Diego, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended September 24, 2005, and management’s assessment of the effectiveness of our internal control over financial reporting as of September 24, 2005, as set forth in their reports, which are incorporated by reference into this prospectus supplement and elsewhere in the registration statement. Our financial statements and schedule and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

7,685,269 Shares

Common Stock

This prospectus is being used by certain of our existing stockholders to offer and sell 7,685,269 shares of our common stock. The prices at which these selling stockholders may sell these shares will be determined by the prevailing market price for shares of our common stock or in privately negotiated transactions. We will not receive any of the proceeds from the sale to the public of these shares of common stock. We will pay for all expenses relating to the distribution of these shares of common stock, except that the selling stockholders will pay any selling commissions.

Our common stock is quoted on The Nasdaq National Market under the symbol “CHIC” On October 27, 2004, the last sale price of our common stock as reported on The Nasdaq National Market was $12.59.

Investing in our common stock involves risks. You should carefully review the Risk Factors set forth in the our Annual Report on Form 10-K/A for the fiscal year ended September 27, 2003 filed with the Securities and Exchange Commission on March 12, 2004 and any prospectus supplements to this prospectus for the risks and uncertainties that you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 29, 2004

The stylized and non-stylized Charlotte Russe and ™ trademarks referred to in this prospectus are federally registered in the United States. These trademarks are the property of Charlotte Russe Holding, Inc. or its subsidiaries. The Rampage® trademark referred to in this prospectus is federally registered in the United States and is used by Charlotte Russe under a license agreement with Rampage Licensing, LLC. The use of the Rampage trademark by other parties, including other apparel manufacturers and retailers, should not be attributed to our business. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

1

THE COMPANY

Charlotte Russe Holding, Inc. (“we,” “our,” and “us”) is a growing, mall-based specialty retailer of fashionable, value-priced apparel and accessories targeting young women in their teens and twenties. We have two distinct, established store concepts: “Charlotte Russe” and “Rampage.” As of June 26, 2004, we operated a total of 342 stores throughout 39 states and Puerto Rico. Through our fashion content, merchandise mix, exciting store layout and design, and striking merchandise presentation, we project fashion attitudes that appeal to customers across age and socioeconomic boundaries, with a core emphasis on the fashion and lifestyle needs of young women. Our Charlotte Russe stores offer fashionable, affordable apparel and accessories that have been tested and accepted by the marketplace, thus appealing to women who prefer established fashion trends. Our Rampage stores feature trendsetting apparel and accessories and thus appeal to women who have a flair for making fashion statements and who want runway-inspired fashion, quality and value.

Our Charlotte Russe and Rampage stores are located predominantly in high-visibility, center court mall locations in spaces that average approximately 7,100 square feet. Our stores are designed to create an environment that is exciting to shop and accentuates the fashion, breadth and value of our merchandise selection.

Our broad assortment of merchandise is centered on styles that are affordable, feminine and reflect the latest fashion trends. Our breadth of merchandise enables our customers to assemble coordinated and complete outfits that satisfy many of their lifestyle needs. Both our Charlotte Russe and Rampage store concepts offer merchandise at value-oriented prices, generally below most of our direct mall-based competitors. We estimate that over 80% of our Charlotte Russe merchandise is sold under our proprietary Charlotte Russe labels and over 80% of our Rampage merchandise is sold under our proprietary label. The remainder of our merchandise at these stores consists of nationally-recognized brands popular with our customers.

2

USE OF PROCEEDS

We will not receive any proceeds from the sale to the public of the shares by the selling shareholders.

SELLING STOCKHOLDERS

The selling stockholders are party to a stockholders agreement in which we agreed to register shares of common stock held by certain selling stockholders upon their request so long as such selling stockholders continue to collectively own at least 10% of our common stock, and to register shares of common stock held by the other selling stockholders in connection with any such registration. The registration of these shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares of common stock.

The following table sets forth certain information, as of September 30, 2004, with respect to each of the selling stockholders and their beneficial ownership of our common stock prior to and after the sale of the shares of common stock. The number and percentage of our shares of common stock beneficially owned by the selling stockholders after the offering assumes that each selling stockholder sold all of the shares offered by this prospectus. As of September 30, 2004, there were 21,950,927 shares of outstanding common stock. The information with respect to beneficial ownership has been furnished solely by each of the respective selling stockholders.

The number of shares beneficially owned by each selling stockholder is determined in accordance with the rules of the Securities and Exchange Commission and are not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock with respect to which each selling stockholder has sole or shared voting of investment power and any shares of common stock that such selling stockholder has the right to acquire within sixty (60) days after September 30, 2004 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange commission, that only the person or entity whose ownership is being reported has converted options and warrants into shares of common stock.

Unless otherwise indicated, to our knowledge, each selling stockholder named in the table has sole voting and investment power with respect to their shares of common stock.

We have two directors, Messrs. Allan Karp and David Oddi, who are members of Saunders Karp & Megrue Partners, LLC, which is an affiliate of the selling stockholders.

	Shares Beneficially Owned Prior to Offering (1)			Shares Beneficially Owned After Offering
Name of Selling Stockholders	Number	Percent	Number of Shares Offered	Number	Percent
SK Equity Fund, L.P.	7,606,187	31.8%	7,606,187	0	0.0%
SK Investment Fund, L.P.	79,082	0.3%	79,082	0	0.0%

(1)	These shares include (a) 1,946,030 shares of common stock which may be acquired by SK Equity Fund, L.P. pursuant to the exercise of warrants and (b) 19,410 shares of common stock which may be acquired by SK Investment Fund, L.P. pursuant to the exercise of warrants. SKM Partners, L.P. is the general partner of each of SK Equity Fund, L.P. and SK Investment Fund, L.P. Saunders Karp & Megrue Partners, LLC serves as the general partner of SKM Partners, L.P. An affiliate of these funds provides us with financial advisory services. [The address for each of these entities is 262 Harbor Drive, Stamford, CT 06902.]

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PLAN OF DISTRIBUTION

This prospectus relates to 7,685,269 shares of our common stock which may be sold by the selling stockholders. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sale of shares of common stock may be made on one or more exchanges or automated quotation systems, in one or more underwritten offerings, in the over-the-counter market, in privately negotiated transactions or otherwise, at prices and at terms then prevailing or at prices related to the then current market prices or in negotiated transactions. The selling stockholders may effect such transactions by selling the shares of common stock to or through broker-dealers or to underwriters for resale to the public. The shares of common stock may be sold by one or more of, or a combination of, the following: (a) one or more underwritten offerings; (b) a block trade in which the broker-dealer so engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (c) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (d) an exchange distribution in accordance with the rules of such exchange; (e) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (f) privately negotiated transactions between a selling stockholder and a purchaser without a broker-dealer. In effecting sales, brokers or dealers engaged by the selling stockholder may arrange for other brokers or dealers to participate. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock. To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

Certain of the shares of common stock offered hereby are currently not outstanding but are subject to issuance upon exercise of currently outstanding warrants upon payment of the applicable exercise price. If the selling stockholders use underwriters or broker-dealers to sell the shares of common stock offered hereby, the underwriters or broker-dealers may agree to purchase some or all of the warrants, and may exercise the warrants by paying the applicable exercise price to the Company, and sell to the public the shares acquired from the Company.

If the selling stockholders use underwriters for a sale of their shares of common stock covered by this prospectus, the underwriters will acquire such shares for their own account, or may acquire warrants for their own account and exercise the warrant to acquire the shares underlying the warrant. The underwriters may sell the shares of common stock acquired thereby in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of common stock will be subject to the conditions set forth in the applicable underwriting agreement.

In connection with any underwritten offering of the shares of common stock covered by this prospectus, any underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock. These transactions may include over-allotment, short sales and purchases to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by underwriters of a greater number of shares of our common stock than they are required to purchase in an offering. In order to cover a short position, the underwriters may bid for and purchase shares of common stock in the open market or may exercise their over-allotment option. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. The underwriters may also impose a penalty bid. This means that the representatives of the underwriters can reclaim a selling concession from a dealer when the shares of common stock originally sold by such dealer in an offering are purchased in a stabilizing transaction or in a transaction to cover short positions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

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In connection with any underwritten offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in an offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

The selling stockholders may also sell the shares of common stock covered by this prospectus directly to one or more purchasers through broker-dealers. In this case, the shares of common stock may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. The broker-dealers engaged may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. The broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. The compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares of common stock. The broker-dealers may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of shares of common stock. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares of common stock or otherwise. In these transactions, broker-dealers may engage in short sales of shares of common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares of common stock short and redeliver shares of common stock to close out such short positions. The selling stockholders may enter into option or other transactions with broker-dealers that require the delivery of shares of common stock to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares of common stock pursuant to this prospectus. The selling stockholders also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares of common stock so loaned, or upon a default the broker-dealer may sell the shares of common stock so pledged, pursuant to this prospectus.

In accordance with the applicable rules and regulations under the Securities Exchange Act of 1934, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of this prospectus to purchasers at or prior to the time of any sale of the shares of common stock.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933 upon being notified by a selling stockholder that any material arrangement has been entered into with an underwriter or broker-dealer for the sale of shares of common stock through an underwritten offering, block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The prospectus supplement will disclose: (a) the name of each such selling stockholder and of the participating

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underwriters or broker-dealers; (b) the number of shares of common stock involved; (c) the price at which such shares of common stock were sold; (d) the commissions paid or discounts or concessions allowed to such underwriters or broker-dealers, where applicable; and (e) other facts material to the transaction.

We will bear all costs, expenses and fees in connection with the registration of the shares of common stock. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares of common stock.

We have agreed to indemnify each selling stockholder and any underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any underwriter or broker-dealer that participates in transactions involving sales of the shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934 and file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. The reports, proxy statements and other information filed by us with the Securities and Exchange Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the following public reference facilities of the Securities and Exchange Commission:

Washington, D.C. Room 1024, Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C., 20549	New York, New York Woolworth Building, 16th Floor 233 Broadway New York, New York 10279	Chicago, Illinois Suite 1400 500 West Madison Street Chicago, Illinois 60661

You can also request copies of these documents upon payment of a duplicating fee by writing to the Securities and Exchange Commission. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings are also available to you on the Internet website maintained by the Securities and Exchange Commission at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate” into this prospectus information that we file with the Securities and Exchange Commission in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. The information contained in the prospectus and information that we file with the Securities and Exchange Commission in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. This updated and superseded information shall not, except as so modified or superseded, constitute a part of this prospectus. We are incorporating by reference the following documents: (1) our Annual Report on Form 10-K/A for the fiscal year ended September 27, 2003, as filed with the Commission on March 12, 2004, (2) our Proxy Statement for the Annual Meeting of Stockholders on February 10, 2004, (3) our Quarterly Report on Form 10-Q/A for the quarterly period ended December 27, 2003, as filed with the Commission on March 12, 2004, our Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2004, as filed with the Commission on April 16, 2004, and our Quarterly Report on Form 10-Q for the quarterly period ended June 26, 2004, as filed with the Commission on July 16, 2004, (4) our Current Report on Form 8-K as filed with the Commission on October 21, 2004 and (5) the description of the common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act, including any amendment or report updating such description. All other documents that we file with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of this registration statement and prior to the termination of this offering shall also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of these documents, other than exhibits to those documents that are not specifically incorporated by reference into the documents. You may request copies by contacting Charlotte Russe Holding, Inc. 4645 Morena Boulevard, San Diego, CA 92117, Attention: Chief Financial Officer, Telephone Number (858) 587-1500.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or any prospectus supplement, regardless of the time of delivery of such prospectus or prospectus supplement or of any sale of the shares of common stock.

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LEGAL MATTERS

Ropes & Gray LLP, Boston, Massachusetts, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus.

EXPERTS

Ernst & Young LLP, Independent Registered Public Accounting Firm, have audited our consolidated financial statements included in our Annual Report on Form 10-K/A for the year ended September 27, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

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5,000,000 Shares

Charlotte Russe Holding, Inc.

Common Stock

Goldman, Sachs & Co.

Deutsche Bank Securities

Wachovia Securities